Letter from BiondVax’s New CEO to Shareholders

March 23, 2021

Dear Shareholders,

After many years of pharmaceutical leadership positions in the US and Europe, I jumped at the opportunity to return to my roots in Israel to take over the reins as BiondVax’s CEO. Since my appointment was announced in January, I had been wrapping up my role as Head of Global Vaccines Engineering, Core Technologies, and Asset Management at GSK Vaccines headquarters in Belgium. I started as BiondVax’s full time CEO on March 2nd and intend to relocate to Israel this coming summer. In the meantime, I will be traveling between Belgium and Israel.

The first thing I have done as the new CEO, together with our Board of Directors, was to define a new mission and vision for BiondVax. Our new mission reflects an aspiration to focus on infectious diseases, which leverages BiondVax’s core competencies, while ensuring diversification of our corporate risks through the establishment of a new, broad product and platform pipeline.

BiondVax’s mission is to help build a healthier and happier world by developing, manufacturing and ultimately commercializing products for the prevention and treatment of infectious diseases and related illnesses.

In the past, BiondVax was a one product company, solely focused on developing the M-001 universal influenza vaccine. Going forward, my intent in rejuvenating BiondVax is to implement a strategy that will diversify the risk along several axes:

1.	Build a pipeline of products not only for prevention (through vaccines) but also for treatment of infectious diseases and related illnesses
2.	Build a pipeline that would present various routes of drug delivery (e.g., intra-muscular, nasal, oral, etc.)
3.	Build a pipeline that would rely on various platforms (different types of molecules and manufacturing platforms)
4.	Build a pipeline of products at different stages of clinical development

If successfully implemented, this strategy would provide BiondVax with a robust and diverse multi-dimensional pipeline. Over these past few months, we have been actively engaged in identifying and evaluating many opportunities. These include in-licensing, acquisitions, and joint ventures, with industry, academia, and governments. Indeed, we are currently engaged in due diligence and negotiations on a number of exciting potential opportunities.

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 I would like to share with you what attracted me to BiondVax. I believe that BiondVax presents a unique set of strong capabilities along the three most important pillars of business management: People, Process and Technology. In my view, these capabilities, if managed correctly, could prove to be a serious competitive advantage versus other bio-pharma companies of comparable size and value, and serve as a jumping board for a revitalized and rebuilt company.

People: Our leadership team has deep and highly relevant biotech and pharmaceutical industry experience, including our Chairman Mark Germain (Alexion, Neurocrine, Pluristem and others), Board director Samuel Moed (Bristol Myers Squibb), and COO Elad Mark (Novartis). As CEO, I bring a background of extensive vaccines R&D, supply chain, manufacturing, and engineering at a global level from Novartis in the USA and GSK in Europe. Furthermore, our Chief Science Officer, Dr. Tamar Ben-Yedidia, ushered a novel influenza vaccine candidate from R&D at the Weizmann Institute through eight clinical trials culminating in a 12,400 participant, seven country, two season pivotal Phase 3 clinical trial. Dr. Ben-Yedidia conducted her preliminary research in the 1990’s under the guidance of Professor Ruth Arnon, co-inventor of Teva Pharmaceutical’s blockbuster Copaxone drug; Professor Arnon continues to serve as head of BiondVax’s Scientific Advisory Board.

Process: Thanks to 18 years of experience, BiondVax has developed a mature set of business processes including pre-clinical and clinical development, regulatory, quality, GMP manufacturing processes and more. We are still under a master services agreement with our CRO, with whom we partnered for our recent Phase 3 clinical trial, and through which we retain access to over 90 medical centers in their investigational site network which can rapidly be re-activated should we in-license a clinical stage asset. These processes can help us accelerate time to market for future in-licensed assets and hence provide us with a competitive value proposition versus other companies our size.

Technology: Our existing and highly advanced GMP vaccine manufacturing facility in Jerusalem uses an agile and modular ‘Single Use’ infrastructure that can be used for a wide variety of applications and technologies, such as the production of recombinant proteins, RNA, monoclonal antibodies, and other vaccines and treatments. In addition, we have advanced automation, data management and IT systems necessary for regulatory compliant clinical development, clinical supplies and commercial supplies.

Looking back over 2020, the results of the Phase 3 clinical trial of our M-001 universal influenza vaccine candidate were deeply disappointing for our management, employees, shareholders, and all our other stakeholders. While clinical effectiveness of M-001 versus a placebo was not observed in the trial, there was evidence of robust immune responses in the seven previous clinical trials. Thus, we believe our vaccine still has potential and under different trial settings it is possible that clinical effectiveness would be observed. For this reason, we have not discarded M-001 but rather placed it on the shelf for the time being, in the hope that we may revisit it in the future.

While the Phase 3 trial of M-001 did not meet its clinical endpoints, a common occurrence in the industry, the employees and Board of Directors devoted a tremendous amount of time and effort to ensure that the trial was properly managed, completed on time and on budget despite the looming threat of the COVID-19 pandemic. This by itself was a major achievement for any company in the industry, much less a relatively small biotech firm.

On April 6, BiondVax will host an extraordinary meeting of shareholders to approve my terms of office as CEO of BiondVax, approve compensation packages, and expand our authorized share capital to provide flexibility in raising additional capital in the future. While we will seek to fund our growth in a manner that enhances long-term shareholder value, equity remains an important component in the financing strategy of building the prospective diverse portfolio of products, drug delivery technologies and platforms that I described earlier.

You, our shareholders, have an important say in these measures which we believe are essential steps towards realizing BiondVax’s new mission and vision. On behalf of Management and the Board, we would be grateful for your continued support by voting in line with our recommendations on the proxy. Details are available on the SEC website[1], and we urge you to contact your broker to exercise your right to vote. You may also contact my investor relations team at any time for any query you may have or information you require.

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Under my new leadership, I believe BiondVax is well positioned to become a globally trusted and preferred bio-pharmaceutical company known for fast and efficient product development of highly innovative products, offering a reliable supply of high-quality and effective prophylactic and therapeutic products targeting infectious diseases and related illnesses.

I pledge to keep you updated as we progress towards our important and exciting goals.

Sincerely,

Amir Reichman

Amir Reichman

CEO

BiondVax Pharmaceutical Ltd.

About BiondVax

BiondVax Pharmaceuticals Ltd. (NASDAQ: BVXV) is a biopharmaceutical company focused on developing, manufacturing and ultimately commercializing products for the prevention and treatment of infectious diseases and related illnesses. The Company had been developing M-001, a novel influenza vaccine candidate that was designed to provide multi-strain and multi-season protection against current and future seasonal and pandemic influenza. In seven Phase 1/2 and Phase 2 clinical trials designed to test for immunogenicity, the Company was able to demonstrate M-001 was effective in stimulating an immune response to a broad range of influenza virus strains. In October 2020, the Company completed a Phase 3 clinical trial of M-001 which failed to meet the trial’s primary and secondary efficacy endpoints. The Company is now pursuing opportunities in the infectious disease space towards development of a pipeline of diversified products and platforms.

Contact Details

Company: Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Investor Relations:

Megan Paul (USA) | +1 646 653 7034 | mpaul@edisongroup.com

Kenny Green (Israel) | +1 646 201 9246 | kgreen@edisongroup.com

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[1] https://www.sec.gov/Archives/edgar/data/0001611747/000121390021013393/ea136999-6k_biondvax.htm

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Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements, including statements regarding future business strategies that BiondVax may explore. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the risk that BiondVax may not be able to secure additional capital on attractive terms, if at all; the risk that the European Investment Bank may accelerate the loans under its finance contract with BiondVax; the risk that BiondVax may not execute a strategic alternative to M-001 or implement a strategy that will diversify BiondVax’s risk, and, if executed, may not be successful; risks relating to the COVID-19 (coronavirus) pandemic; BiondVax’s ability to acquire rights to additional product opportunities; BiondVax’s ability to enter into collaborations on terms acceptable to BiondVax or at all; timing of receipt of regulatory approval of BiondVax’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies, and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our prospectus supplement, which is available on the SEC’s website, www.sec.gov. BiondVax undertakes no obligation to revise or update any forward-looking statement for any reason.

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